Filed by Webster Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Sterling Bancorp
Commission File No.:  001-35385
Date:  April 19, 2021

The following document was made available to employees of Webster Financial Corporation on April 19, 2021.

FREQUENTLY ASKED QUESTIONS
Below is a list of frequently asked questions (FAQ) and answers. Please us this internal-only reference tool when communicating with your teams, customers and other stakeholders. We will continue to provide you with timely updates throughout the integration process.

1.	Why is Sterling merging with Webster?
The proposed merger of equals leverages the strengths of two leading commercial banks to create a $63 billion commercial bank. This combined company will bring together our strong leadership and exceptional bankers to establish a banking powerhouse that can deliver market-leading financial solutions for clients and customers, and provide an exceptional level of service that comes from deep relationships. The merger also enables us to leverage the talent, domain expertise and organizational capabilities of both organizations.
2.	What is the process involved with this bank merger?
Following today’s announcement, the management teams of Webster and Sterling will form a cross-functional team to develop our integration plan. This planning will be thoughtful with representation from both banks. More information will be available in the days and weeks ahead.
3.	Who will lead the merged company?
John R. Ciulla will serve as President & Chief Executive Officer of the combined company (named Webster Financial Corporation) and the combined bank (named Webster Bank). Sterling CEO Jack Kopnisky will serve as Executive Chairman.
4.	When is the merger expected to be completed?
We anticipate closing the transaction in late 2021 following receipt of required regulatory and shareholder approvals.
5.	Can you tell us more about Sterling?
Sterling specializes in the delivery of services and solutions to business owners, their families and consumers within the communities it serves through teams of dedicated and experienced relationship managers. Sterling offers a complete line of commercial, business, and consumer banking products and services. Sterling serves clients through a network of over 70 full-service financial centers throughout the New York Metro area. Sterling is a high-performing company, focused on delivering a superior client experience, increasing shareholder value, serving its communities, and creating a workplace where talent and initiative can thrive. For more information, please visit www.snb.com.

6.	Do you expect our cultures to be compatible?
Both Webster and Sterling are well-known for market-leading performance, providing superior customer service and having deep relationships with our clients and our communities. The two companies have complementary values-based cultures, and share a strong commitment to fostering a diverse, equitable and inclusive workplace.
7.	How will this merger impact me and my department?
At this time, it is business as usual. Until the merger is completed, both Webster and Sterling will remain independent companies. We encourage each of you to stay focused on supporting each other and serving our customers and clients. More information will be coming over the next weeks and months as we begin the integration. In the meantime, if you have questions, please direct your questions to your OMC leader.
8.	What will be the impact to our Webster Bank customers and clients?

We believe that the combined company will create scale, strength and longer-term value for all our customer, clients, bankers and communities. With a larger footprint and customer base, we expect to gain greater efficiencies and increase investments in key businesses, products and technologies, enabling us to increase growth for our core lending businesses.
9.	Will this merger be beneficial to HSA Bank clients?
As a top three provider of health care savings account nationally, we believe HSA Bank will continue to grow in accounts and deposits. The merger provides an opportunity for increased capacity for growth and investments in technology.
10.	Will we retain the Webster and HSA Bank name, logo and brand?
The combined company will operate under the Webster Bank name and brand. HSA Bank remains a division of the bank and will retain the current name and branding.
11.	Why are we moving our Webster Bank headquarters to Stamford, Connecticut? What will be the other key corporate facilities?
Stamford is located at the midpoint of our combined company footprint. We will continue to operate out of our corporate facilities as we do today, including our offices in Waterbury, CT and Sterling’s offices in Pearl River, NY. HSA Bank corporate offices will remain in Milwaukee, WI.
12.	Did we feel we need to merge with another bank to be successful?
Webster entered this merger of equals from a position of strength as we continue to deliver solid financial results and enhance value for our customers, clients, communities and shareholders. The enhanced scale of the combined organization is expected to increase capacity for growth and investment in differentiated businesses and client-facing digital capabilities.
13.	Do we have banking centers in the same markets?
Currently, Webster has 148 banking centers and Sterling has 77 banking centers. Our combined network will cover a contiguous market in the Northeast.
14.	How does this announcement impact our remote work policy?
The health and safety of all our bankers is our top priority and we will continue to operate within state and federal guidelines. Future “return to workplace” decisions will be based on several factors, including criticality to our operations, productivity, and the continued mitigation of health and safety risks.

15.	At this time, how are we communicating with our customers and clients?
We ask that every banker continue providing the exceptional service our customers and clients have come to expect from us. Please use this internal reference document to assist you in responding to inquiries. If you have any additional questions, please contact your manager.
16.	Where can I get more information?
Our goal is to continue to provide timely information about the integration process and timeline. Look for Outlook invitations to upcoming CEO calls, be sure to review these materials, and visit the Webster@Work (SharePoint) site for additional updates. If you have any questions, please email the AskHR and AskTheCEO mailboxes.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Webster and Sterling, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.
While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Webster and Sterling; the outcome of any legal proceedings that may be instituted against Webster or Sterling; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain stockholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Webster and Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Webster and Sterling successfully; the dilution caused by Webster’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Webster and Sterling.  Additional factors that could cause results to differ materially from those described above can be found in Webster’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the Securities and Exchange Commission (the “SEC”) and available on Webster’s investor relations website, https://webster.gcs-web.com/, under the heading “Financials” and in other documents Webster files with the SEC, and in Sterling’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on Sterling’s website, https://sterlingbancorp.com/, under the heading “Financial Information” and in other documents Sterling files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Webster nor Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Webster will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Webster and Sterling and a Prospectus of Webster, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Webster and Sterling will be submitted to Sterling’s stockholders and Webster’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND STOCKHOLDERS OF WEBSTER AND STOCKHOLDERS OF STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Webster and Sterling, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kristen Manginelli, Director of Investor Relations, Webster Financial Corporation, 145 Bank Street, Waterbury, Connecticut 06702, (203) 578-2202 or to Emlen Harmon, Managing Director, Investor Relations, Sterling Bancorp, Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, (845) 369-8040.
PARTICIPANTS IN THE SOLICITATION
Webster, Sterling, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster and Sterling in connection with the proposed transaction under the rules of the SEC.  Information regarding Webster’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021, and other documents filed by Webster with the SEC.  Information regarding Sterling’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2021, and other documents filed by Sterling with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.